November 2, 2011

VIA EDGAR

Mr. Patrick Scott
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	First Investors Life Series Funds (File No. 333-177000)
Responses to Comments on the Registration Statement on Form N-14

Dear Mr. Scott:

     The following are responses to the comments that we received from you by telephone on October 25, 2011 and from Mr. Tony Burak by telephone on October 26, 2011, regarding the Registration Statement on Form N-14 (the “Registration Statement”) of First Investors Life Series Funds that was filed with the Securities and Exchange Commission (“SEC”) on September 26, 2011. Your comments, Mr. Burak’s comments and the Registrant’s responses are set forth below.

     The Registrant acknowledges that: (1) it is responsible for the adequacy and accuracy of the disclosure in its Registration Statement; (2) Staff comments or changes to disclosure in response to Staff comments in the Registration Statement reviewed by the Staff do not foreclose the SEC from taking any action with respect to its Registration Statement; and (3) it may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Proxy Statement/Prospectus

1.
In the fee table under “Comparison of Fees and Expenses”, please base the expenses for each Fund on the operating expenses incurred by each class of shares of Blue Chip Fund and Growth & Income Fund for the fiscal year ended December 31, 2010.

The Registrant has revised the applicable disclosure.

2.
Under the “Voting Information” section, please clarify the quorum requirements for Blue Chip Fund. Please note whether First Investors Life Insurance Company’s presence alone would satisfy the quorum requirement.

Securities and Exchange Commission
November 2, 2011

The Registrant has revised the applicable disclosure.

Proxy Statement/Prospectus and Statement of Additional Information

3.
If there will be material transaction costs (e.g., brokerage costs or similar costs) from restructuring Blue Chip Fund’s investments to meet Growth & Income Fund’s investment objective and policies please reflect such costs in the Capitalization table, Pro Forma Statement of Assets and Liabilities and the Pro Forma Combined Portfolio of Investments.

The Registrant confirms that there will not be material transaction costs from restructuring Blue Chip Fund’s investments to meet Growth & Income Fund’s investment objective and policies.

Statement of Additional Information

4.	In the first paragraph on page 2 of the Statement of Additional Information, please include a reference to the Pro Forma Statement of Operations for the fiscal year-ended December 31, 2010.

The Registrant has revised the applicable disclosure.

5.
In the Pro Forma Combined Portfolio of Investments table under “Pro Forma Financial Statements”, please disclose which securities will need to be sold to meet the Growth & Income Fund’s investment objective and policies. If no adjustments are needed please include a footnote noting that as of June 30, 2011, all of the portfolio holdings comply with the investment limitations of the investment holdings of the combined fund.

The Registrant has revised the applicable disclosure.

6.	Please include a footnote to each of the Pro Forma Statements of Operations to explain the pro forma adjustments shown in each respective Pro Forma Statement of Operations.

The Registrant has revised the applicable disclosure.

7.	Please include applicable notes to the pro forma financial statements, including: (1) basis of consolidation, (2) valuation policies of the acquiring fund, (3) tax status of the surviving fund, (4) use of estimates in preparing the pro formas, (5) reference to historical financial statements of both Funds, and (6) disclosure as to which Fund will be the surviving fund for accounting purposes.

Securities and Exchange Commission
November 2, 2011

     The Registrant has revised the applicable disclosure.

* * * *

     If you have any questions regarding the matters discussed above, please feel free to call me at (202) 778-9187.

Sincerely,

/s/ Francine J. Rosenberger

Francine J. Rosenberger

cc:	Mary Carty
First Investors Management Company, Inc.